ELLENOFF GROSSMAN & SCHOLE LLP
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VIA EDGAR

August 10, 2010

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 4720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bohai Pharmaceuticals Group, Inc.
Amendment No. 4 to Registration Statement Form S-1/A
File No. 333-165149

Dear Mr. Riedler:

On behalf of Bohai Pharmaceuticals Group, Inc. (the “Company”), we hereby submit, via Edgar transmission, Amendment No. 4 to the above referenced registration statement (the “Registration Statement”) for review by the staff (the “Staff”) of the Securities and Exchange Commission.  We will separately provide the Staff with a cumulative blackline of Amendment No. 4 showing all changes versus Amendment No. 3.

Amendment No. 4 to Registration Statement contains changes that include: (i) the outcome of the Company’s discussions with the Staff over the past few weeks regarding the accounting for the Company’s convertible notes and warrants (please see, e.g., revised footnote 12 to the unaudited financial statements for the period ending March 31, 2010); and (ii) general updating changes given the passage of time.

We thank the Staff in advance for its consideration of the Registration Statement.  Should the Staff deem it productive to again discuss the Registration Statement via telephone, the Company would welcome this opportunity.  Please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300 with any questions or comments.

Very truly yours, /s/ Lawrence A. Rosenbloom Lawrence A. Rosenbloom

cc:	Bohai Pharmaceuticals Group, Inc.
Parker Randall CF (H.K.) CPA Limited